Exhibit 21.1
List of Subsidiaries of Ellington Financial LLC

Subsidiaries	State of Formation
EF Mortgage LLC	Delaware
EF Securities LLC	Delaware
EF CMO LLC	Delaware
Ellington Financial Operating Partnership LLC	Delaware